April 25, 2012

BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:   Jamie Kessel

Re:           Alpha Natural Resources, Inc. (File No. 001-32331)
Form 10-K for Fiscal Year Ended December 31, 2011, Filed February 29, 2012

Dear Ms. Kessel,

Per our telephone conversation on April 17, 2012, on behalf of Alpha Natural Resources, Inc. (the “Company), I request an extension to the 10 business day response requirement noted in the letter dated April 11, 2012 (the “Letter”) from the staff of the Commission (the “Staff”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011. With Staff approval, we will provide responses to the Letter no later than May 14, 2012. We believe additional time is required to properly review and finalize the responses.

If you require additional information, please telephone the undersigned at 276-739-5324.

Sincerely yours,
/s/ Frank J. Wood
Frank J. Wood
Executive Vice President and Chief Financial Officer

cc:           Vaughn R. Groves, Esq.
General Counsel, Alpha Natural Resources, Inc.
Sandra L. Flow, Esq.
Cleary Gottlieb Steen and Hamilton, LLP